Skillful Craftsman Education Technology Ltd

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

VIA EDGAR

March 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Robert Shapiro

Re:	Skillful Craftsman Education Technology Ltd
Form 20-F for the Fiscal Year Ended March 31, 2020
Filed August 17, 2020
File No. 001-39360

Dear Mr. Shapiro:

Skillful Craftsman Education Technology Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 23, 2021, regarding the Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2020 submitted to the Commission on August 17, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form 20-F for the Fiscal Year Ended March 31, 2020

Note 7. Intangible assets, net, page 20

1.	Please disclose the estimated aggregate amortization expense of intangible assets for each of the five succeeding fiscal years. Refer to ASC 350-30-50-2(a)(3).

Response: In response to the Staff’s comment, we intend to disclose the estimated amortization expense of intangible assets for each of the five succeeding fiscal years in the Company’s Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2021 (the “FY2021 Form 20-F”) to be filed with the Commission, in accordance with ASC 350-30-50-2(a)(3). This amortization amount is calculated based on the company’s net intangible assets on March 31, 2020. The courseware development in progress on March 31, 2020 will be completed and converted into intangible assets on schedule in 2021. It is estimated that it will be amortized from the completion date and will be fully amortized in 2026. The relevant intangible assets are amortized using the straight-line method over the next five years. We respectfully advise the Staff to reference Note 2 of the financial statements included in the Form 20-F “Summary of Significant Accounting Policies - g) Intangible assets” on page F-11 for relevant amortization policies. In addition, the amount is calculated at the exchange rate for U.S. dollars against RMB on March 31, 2020, which was US$1.00 for RMB7.0851, without considering the impact of exchange rate changes. We respectfully advise the Staff to reference Note 2 of the financial statements included in the Form 20-F “Summary of Significant Accounting Policies - t) Foreign currency translation” on page F-16 accordingly for details.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 23, 2021

In response to Staff’s comment, the Company undertakes to include in its FY2021 Form 20-F the following table showing the estimated amortization expense of intangible assets for each of the five succeeding fiscal years:

Items (in $)	FY2021	FY2022	FY2023	FY2024	FY2025	Thereafter	Total
Software	889,190	790,391	790,391	790,391	197,598	-	3,457,961
Courseware	4,278,105	4,128,862	2,717,340	705,706	705,706	646,897	13,182,617
Copyrights	812,974	802,388	601,262	297,808	139,730	-	2,654,162
Aggregated amortized intangible assets	5,980,269	5,721,641	4,108,993	1,793,906	1,043,034	646,897	19,294,740

* * *

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Richard Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Xiaofeng Gao
Name: Xiaofeng Gao
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP